SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 9, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 9, 2007, announcing the delivery of PLM SOA Enterprise Middleware with ENOVIA MatrixOne 10.7.1.

Dassault Systèmes Delivers PLM SOA Enterprise Middleware with ENOVIA MatrixOne 10.7.1

Accelerating Commitment to Support Customers in Eleven Vertical Industries

Charlotte, NC, May 9, 2007—Dassault Systèmes (DS) (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the availability of ENOVIA MatrixOne 10.7.1. ENOVIA MatrixOne 10.7.1 is a major breakthrough in DS’s delivery of its SOA vision for PLM. ENOVIA’s PLM SOA enterprise data warehouse infrastructure and middleware, collaborative business process applications, and industry specific accelerators enable true enterprise PLM collaboration to speed delivery of new products to market. This unique solution supports DS’s strategy to target and support eleven vertical industries, inline with the delivery of 3DLive, DS’s revolutionary solution for online collaborative intelligence.

“With ENOVIA MatrixOne 10.7.1, DS shows process and industry coverage among the widest of any PLM provider. In addition, the combination of 3DLive with ENOVIA's federated data management capability offers a unique experience to search, navigate and collaborate on PLM data from multiple sources,” says Ed Miller, president of CIMdata, a leading PLM consultancy.

“ENOVIA MatrixOne 10.7.1 brings value to customers, with unrivalled process coverage. The ENOVIA PLM SOA enterprise middleware makes PLM a critical factor in its customers’ success and rapidly adapts to their current and future business challenges. This brings the power of DS’s cutting edge solutions to the heart of any enterprise. The successful integration of ENOVIA MatrixOne’s technology into the ENOVIA and DS offering is a key element in this,” explains Joel Lemke, ENOVIA CEO, Dassault Systèmes.

ENOVIA PLM SOA middleware supports DS’s end-to-end solutions offering, as well as non-DS PLM applications. ENOVIA PLM SOA middleware enables its customers to integrate collaborative business processes into other SOA environments. Its proven, robust and scalable enterprise architecture meets the demands of enterprises of any size. Flexible, it offers connectivity and interacts with existing legacy or enterprise solutions, federating information from multiple sources, such as ERP, CRM and PDM. ENOVIA’s scalable enterprise PLM data warehouse manages the view of all enterprise information.

ENOVIA PLM SOA applications respond to multiple industries’ needs, accessible for any enterprise user. ENOVIA MatrixOne 10.7.1 delivers significant industry-focused enhancements to its accelerator solutions, including Semiconductor Design Data Management, Apparel Design and Development, Aerospace and Defense Program Management™ and Medical Devices. With its collaborative business process applications, ENOVIA MatrixOne 10.7.1 brings unrivalled business process coverage. Key enhancements include: program management, classification and materials compliance management.

DS’s revolutionary lightweight solution, 3DLive, leverages the full power of real-time 3D through an intuitive user interface to search, navigate and collaborate online, which puts product intellectual property at the fingertips of everybody involved in PLM activities, wherever they are. ENOVIA MatrixOne 10.7.1 brings the benefits of 3DLive to any ENOVIA MatrixOne user.

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About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries

Dassault Systèmes Press Contacts:

Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com	Derek Lane (DS Americas) +1(818) 673-2243 derek_lane@ds-us.com	Sharon Rodger (ENOVIA) 978-589-4066 sharon.rodger@matrixone.com	Arnaud Malherbe (DS EMEA) +33 (0)1 55 49 87 73 arnaud_malherbe@ds-fr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 9, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration